UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of report: April 27, 2012

Commission file number 1-33867

TEEKAY TANKERS LTD.

(Exact name of Registrant as specified in its charter)

4th Floor, Belvedere Building

69 Pitts Bay Road

Hamilton, HM 08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40- F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No  ☒

Item 1 - Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of the 2012 Proxy Statement of Teekay Tankers Ltd. (the “Company”), dated April 25, 2012.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY.

•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-148055) FILED WITH THE SEC ON DECEMBER 13, 2007; AND

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-174216) FILED WITH THE SEC ON MAY 13, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.

Date: April 27, 2012
	By:	/s/ Vincent Lok
Vincent Lok Chief Financial Officer (Principal Financial and Accounting Officer)

TEEKAY TANKERS LTD. 4th Floor, Belvedere Building, 69 Pitts Bay Road Hamilton, HM 08 Bermuda

April 25, 2012

Dear Shareholder,

On behalf of the Board of Directors, it is my pleasure to extend to you an invitation to attend the 2012 Annual Meeting of Shareholders of Teekay Tankers Ltd. The annual meeting will be held at:

Place:	Bentall 5 Conference Room
550 Burrard Street
Vancouver, British Columbia
Canada

Date:	Wednesday, June 6, 2012

Time:	11:30 a.m. Pacific Daylight Time

The Notice of Annual Meeting and Proxy Statement describes the business to be transacted at the annual meeting and provides other information concerning Teekay Tankers Ltd. The principal business to be transacted at the annual meeting will be election of the Company’s directors for a term of one year. The Board of Directors unanimously recommends that shareholders vote for the election of the nominated directors.

We are furnishing proxy materials to our shareholders over the Internet. On or about April 27, 2012, we will mail to our shareholders a notice containing instructions on how to access our 2012 proxy statement and annual report via the Internet and vote online. The notice also provides instruction on how you can request a paper copy of these documents if you desire, and how you can enroll in e-delivery to receive future annual materials via email.

We know that many of our shareholders will be unable to attend the annual meeting. Proxies are solicited so that each shareholder has an opportunity to vote on all matters that are scheduled to come before the annual meeting. Whether or not you plan to attend the annual meeting, we hope that you will have your stock represented by voting online, or by completing and returning a proxy card or voting instruction card, as soon as possible. You may, of course, attend the annual meeting and vote in person even if you have previously voted online or submitted your proxy card or voting instructions.

Sincerely,

BRUCE CHAN Chief Executive Officer

2012 ANNUAL MEETING OF SHAREHOLDERS

NOTICE OF ANNUAL MEETING AND PROXY STATEMENT

TABLE OF CONTENTS

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS		1
QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE ANNUAL MEETING		2
Q:	Why am I receiving these materials?	2
Q:	What information is contained in this proxy statement?	2
Q:	How may I obtain Teekay Tankers’ annual report to shareholders?	2
Q:	How may I obtain Teekay Tankers’ Annual Report on Form 20-F filed with the Securities and Exchange Commission (or SEC)?	2
Q:	What items of business will be voted on at the annual meeting?	2
Q:	How does the Board recommend that I vote?	2
Q:	What shares can I vote?	2
Q:	What is the difference between holding shares as a shareholder of record and as a beneficial owner?	3
Q:	How can I attend the annual meeting?	3
Q:	How can I vote my shares in person at the annual meeting?	3
Q:	How can I vote my shares without attending the annual meeting?	3
Q:	Can I change my vote?	4
Q:	Is my vote confidential?	4
Q:	What are the relative voting rights of Teekay Tankers’ Class A common stock and Class B common stock?	4
Q:	How many shares must be present or represented to conduct business at the annual meeting?	4
Q:	How are votes counted?	4
Q:	What is the voting requirement to approve each of the proposals?	5
Q:	Is cumulative voting permitted for the election of directors?	5
Q:	What happens if additional matters are presented at the annual meeting?	5
Q:	What should I do if I receive more than one set of voting materials?	5
Q:	How may I obtain a separate set of voting materials?	5
Q:	Who will bear the cost of soliciting votes for the annual meeting?	6
Q:	Where can I find the voting results of the annual meeting?	6
Q:	What is the deadline to propose actions for consideration at next year’s annual meeting of shareholders or to nominate individuals to serve as directors?	6
Q:	How may I communicate with Teekay Tankers’ Board or the non-management directors on Teekay Tankers’ Board?	7
CORPORATE GOVERNANCE PRINCIPLES AND BOARD MATTERS		8
DIRECTOR COMPENSATION		13
NON-EMPLOYEE DIRECTOR COMPENSATION TABLE FOR 2011		13
PROPOSALS TO BE VOTED ON		14
PROPOSAL NO. 1 ELECTION OF DIRECTORS		14
INFORMATION ABOUT THE DIRECTOR NOMINEES		15
COMMON STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT		17
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS		18
EXECUTIVE OFFICERS		20
PRINCIPAL AUDITOR FEES AND SERVICES		21
REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS		22

i

TEEKAY TANKERS LTD.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Time and Date	Wednesday, June 6, 2012 11:30 a.m.

Pacific Daylight Time

Place	Bentall 5 Conference Room

550 Burrard Street

Vancouver, British Columbia

Canada

Items of Business	(1)	To elect six directors to Teekay Tankers' Board of Directors for a term of one year.

(2)	To transact such other business as may properly come before the annual meeting or any adjournment or postponement of the meeting.

Adjournments and Postponements	Any action on the items of business described above may be considered at the annual meeting at the time and on the date specified above or at any time and date to which the annual meeting may be properly adjourned or postponed.

Record Date	The record date for the annual meeting is April 11, 2012. Only shareholders of record at the close of business on that date will be entitled to notice of, and to vote at, the annual meeting or any adjournment or postponement of the meeting.

Internet Availability	We are furnishing proxy materials to our shareholders over the Internet. On or about April 27, 2012, we will mail to our shareholders a notice containing instructions on how to access our 2012 proxy statement and annual report via the Internet and vote online. The notice also provides instructions on how shareholders can request a paper copy of these documents, if they desire, and how shareholders can enroll in e-delivery to receive future annual materials via email.

Voting	Your vote is very important. Whether or not you plan to attend the annual meeting, we encourage you to read the proxy statement and submit your proxy or voting instructions as soon as possible. For specific instructions on how to vote your shares, please refer to the section entitled Questions and Answers beginning on page 2 of the proxy statement and the instructions on the proxy or voting instruction card.

By Order of the Board of Directors

ARTHUR J. BENSLER Secretary

April 25, 2012

This notice of annual meeting and proxy statement and form of proxy are being distributed on or about April 27, 2012.

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE ANNUAL MEETING

Q:	Why am I receiving these materials?

A:	The Board of Directors (or Board) of Teekay Tankers Ltd., a corporation organized in the Republic of The Marshall Islands (or Teekay Tankers), is providing these proxy materials to you in connection with Teekay Tankers' Annual Meeting of Shareholders, which will take place on Wednesday, June 6, 2012. As a shareholder, you are invited to attend the annual meeting and are entitled and requested to vote on the items of business described in this proxy statement.

Q:	What information is contained in this proxy statement?

A:	The information included in this proxy statement relates to the proposals to be voted on at the annual meeting, the voting process, the compensation of directors and Teekay Tankers' executive officers, and certain other information about Teekay Tankers.

Q:	How may I obtain Teekay Tankers’ annual report to shareholders?

A:	A copy of our annual report to shareholders may be found in the Investors section of our website at www.teekaytankers.com.

Q:	How may I obtain Teekay Tankers’ Annual Report on Form 20-F filed with the Securities and Exchange Commission (or SEC)?

A:	Our 2011 Annual Report on Form 20-F constitutes our annual report to shareholders. Copies of the 2011 Annual Report on Form 20-F are available under “Financials—Financial Reports” in the Investors section of our website at www.teekaytankers.com, and at the SEC’s EDGAR database on the SEC’s website at www.sec.gov. Shareholders may also request a free copy of our 2011 Annual Report on Form 20-F from:

Teekay Tankers Ltd.

Suite 2000, Bentall 5

550 Burrard Street

Vancouver, BC V6C 2K2

Attention: Investor Relations

Telephone: (604) 844-6654

Email: investor.relations@teekaytankers.com

Teekay Tankers will also furnish any exhibit to the Form 20-F, if specifically requested.

Q:	What items of business will be voted on at the annual meeting?

A:	The items of business scheduled to be voted on at the annual meeting are:

•	the election of six directors to Teekay Tankers’ Board for a term of one year; and

•	any other business that properly comes before the annual meeting.

Q:	How does the Board recommend that I vote?

A:	The Board recommends that you vote your shares “FOR” each of the nominees to the Board.

Q:	What shares can I vote?

A:

Each share of Teekay Tankers common stock issued and outstanding as of the close of business on April 11, 2012, the record date for the annual meeting, is entitled to be voted on all items being voted upon at the annual meeting. The record date for the annual meeting is the date used to determine both the number of shares of Teekay Tankers' common stock that are entitled to be voted at the annual meeting and the identity of the shareholders of record and beneficial owners of those shares of common stock who are entitled to vote those shares at the annual meeting. On the record date for the annual meeting, we had approximately 66,626,744 shares of Class A common stock and 12,500,000 shares of Class B common stock issued and outstanding.

You may vote all shares owned by you as of the record date for the annual meeting, including (1) shares held directly in your name as the shareholder of record, and (2) shares held for you as the beneficial owner through a broker, trustee or other nominee such as a bank.

Q:	What is the difference between holding shares as a shareholder of record and as a beneficial owner?

A:	Most Teekay Tankers shareholders hold their shares through a broker or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Shareholder of Record

If your shares are registered directly in your name with Teekay Tankers’ transfer agent, Computershare, you are considered, with respect to those shares, the shareholder of record, and these proxy materials are being sent directly to you by Teekay Tankers. As the shareholder of record, you have the right to grant your voting proxy directly to Teekay Tankers or to vote in person at the meeting. Teekay Tankers has enclosed or sent a proxy card for you to use.

Beneficial Owner

If your shares are held in a brokerage account or by another nominee, you are considered the beneficial owner of shares held in street name, and these proxy materials are being forwarded to you together with a voting instruction card. As the beneficial owner, you have the right to direct your broker, trustee or nominee how to vote and are also invited to attend the annual meeting.

Since a beneficial owner is not the shareholder of record, you may not vote these shares in person at the meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the meeting. Your broker, trustee or nominee should have provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your shares.

Q:	How can I attend the annual meeting?

A:	You are entitled to attend the annual meeting only if you were a Teekay Tankers shareholder as of the close of business on April 11, 2012 or you hold a valid proxy for the annual meeting. You should be prepared to present photo identification for admittance. In addition, if you are a shareholder of record, your name will be verified against the list of shareholders of record on the record date prior to your being admitted to the annual meeting. If you are not a shareholder of record but hold shares through a broker or nominee (i.e., in street name), you should provide proof of beneficial ownership on the record date, such as your most recent account statement prior to the record date, a copy of the voting instruction card provided by your broker, trustee or nominee, or other similar evidence of ownership. If you do not provide photo identification or comply with the procedures outlined above upon request, you will not be admitted to the annual meeting. The meeting is scheduled to begin promptly at 11:30 a.m. Pacific Daylight Time.

Q:	How can I vote my shares in person at the annual meeting?

A:	Shares held in your name as the shareholder of record may be voted in person at the annual meeting. Shares held beneficially in street name may be voted in person only if you obtain a legal proxy from the broker, trustee or nominee that holds your shares giving you the right to vote the shares. Even if you plan to attend the annual meeting, we recommend that you also submit your proxy or voting instructions as described below so that your vote will be counted if you later decide not to attend the meeting.

Q:	How can I vote my shares without attending the annual meeting?

A:	Whether you hold shares directly as the shareholder of record or beneficially in street name, you may direct how your shares are voted without attending the meeting. If you are a shareholder of record, you may vote by submitting a proxy. If you hold shares beneficially in street name, you may vote by submitting voting instructions to your broker, trustee or nominee.

Q:	Can I change my vote?

A:	You may change your vote at any time prior to the vote at the annual meeting. If you are the shareholder of record, you may change your vote by granting a new proxy bearing a later date (which automatically revokes the earlier proxy), by providing a written notice of revocation to Teekay Tankers’ Corporate Secretary by mail received prior to your shares being voted, or by attending the annual meeting and voting in person. Attendance at the meeting will not cause your previously granted proxy to be revoked unless you specifically so request. For shares you hold beneficially in street name, you may change your vote by submitting new voting instructions to your broker, trustee or nominee, or, if you have obtained a legal proxy from your broker or nominee giving you the right to vote your shares, by attending the meeting and voting in person.

Q:	Is my vote confidential?

A:	Proxy instructions, ballots and voting tabulations that identify individual shareholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within Teekay Tankers or to third parties, except (1) as necessary to meet applicable legal requirements, (2) to allow for the tabulation of votes and certification of the vote and (3) to facilitate a successful proxy solicitation. Occasionally, shareholders provide written comments on their proxy card, which are then forwarded to Teekay Tankers’ management.

Q:	What are the relative voting rights of Teekay Tankers’ Class A common stock and Class B common stock?

A:	Holders of shares of Class A common stock and Class B common stock will vote together as a single class on all matters submitted to a vote of shareholders at the meeting, including the election of directors. Holders of Teekay Tankers’ Class A common stock will be entitled to one vote per share on all matters voted on at the meeting. Pursuant to Teekay Tankers’ articles of incorporation, holders of Teekay Tankers’ Class B common stock are generally entitled to five votes per share, provided that the voting power of the Class B common stock is limited such that the aggregate voting power of all shares of outstanding Class B common stock can at no time exceed 49% of the voting power of our outstanding Class A common stock and Class B common stock, voting together as a single class. Based on the current number of outstanding shares of Teekay Tankers’ Class A common stock and Class B common stock, each outstanding share of Class B common stock will be entitled to five votes on all matters voted on at the meeting.

Q:	How many shares must be present or represented to conduct business at the annual meeting?

A:	The general quorum requirement for holding the annual meeting and transacting business is that holders of a majority of the total voting power of all shares of Teekay Tankers’ Class A or Class B common stock entitled to vote must be present in person or represented by proxy. However, when specified business is to be voted on by a class or series of stock voting as a class, the holders of a majority of the then-outstanding shares of such class or series shall constitute a quorum of such class or series for the transaction of such business. There are no matters proposed to be voted on at the meeting that would require separate voting by the holders of Class A common stock and the holders of Class B common stock. Abstentions are counted for the purpose of determining the presence of a quorum, but broker non-votes will not be counted for purposes of determining the presence of a quorum.

Q:	How are votes counted?

A:	In the election of directors, you may vote “FOR” all of the nominees or your vote may be “WITHHELD” with respect to one or more of the nominees. For any other item of business, you may vote “FOR,” “AGAINST” or “ABSTAIN.” If you “ABSTAIN,” the abstention has the same effect as a vote “AGAINST.”

If you provide specific instructions for a given item, your shares will be voted as you instruct on such item. If you sign your proxy card or voting instruction card without giving specific instructions, your shares will be voted in accordance with the recommendations of the Board (i.e., “FOR” all of Teekay Tankers’ nominees to the Board, and in the discretion of the proxy holders on any other matters that properly come before the meeting.)

If you hold shares beneficially in street name and do not provide your broker with voting instructions, your shares may constitute “broker non-votes.” Generally, broker non-votes occur on a matter when a broker is not permitted to vote on that matter without instructions from the beneficial owner and instructions are not given. In tabulating the voting result for any particular proposal, shares that constitute broker non-votes are not considered entitled to vote on that proposal. Thus, broker non-votes will not affect the outcome of any matter being voted on at the meeting, assuming that a quorum is obtained.

Q:	What is the voting requirement to approve each of the proposals?

A:	In the election of directors, the six persons receiving the highest number of “FOR” votes at the annual meeting will be elected. Any other proposal requires the affirmative “FOR” vote of a majority of the total voting power of those shares of common stock present in person or represented by proxy and entitled to vote on that proposal at the annual meeting.

Q:	Is cumulative voting permitted for the election of directors?

A:	No. Teekay Tankers does not allow you to cumulate your vote in the election of directors. For all matters proposed for shareholder action at the annual meeting, each share of Class A common stock outstanding as of the close of business on the record date is entitled to one vote.

Q:	What happens if additional matters are presented at the annual meeting?

A:	Other than the one item of business described in this proxy statement, we are not aware of any business to be acted upon at the annual meeting. If you grant a proxy, the persons named as proxyholders, Bruce Chan, Vincent Lok and Arthur J. Bensler, will have the discretion to vote your shares on any additional matters properly presented for a vote at the meeting. If for any unforeseen reason any of our nominees are not available as a candidate for director, the persons named as proxyholders will vote your proxy for such candidate or candidates as may be nominated by the Board, unless the Board chooses to reduce the number of directors serving on the Board.

Q:	What should I do if I receive more than one set of voting materials?

A:	If you request a printed set of voting materials, you may receive more than one set of voting materials, including multiple copies of this proxy statement and multiple proxy or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you may receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a shareholder of record requesting printed voting materials and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive.

Q:	How may I obtain a separate set of voting materials?

A:	If you share an address with another shareholder and request a printed set of voting materials, you may receive only one set of proxy materials unless you have provided contrary instructions. If you wish to receive a separate set of proxy materials now or in the future, you may contact us to request a separate copy of these materials at:

Teekay Tankers Ltd.

Suite 2000, Bentall 5

550 Burrard Street

Vancouver, BC V6C 2K2

Attention: Investor Relations

Telephone: (604) 844-6654

Email: investor.relations@teekaytankers.com

Similarly, if you share an address with another shareholder and have received multiple copies of our proxy materials, you may contact us as indicated above to request delivery of a single copy of these materials.

Q:	Who will bear the cost of soliciting votes for the annual meeting?

A:	Teekay Tankers is making this solicitation and will pay the entire cost of preparing, assembling, printing, mailing and distributing proxy materials and soliciting votes. In addition to the mailing of these proxy materials, the solicitation of proxies or votes may be made in person, by telephone or by electronic communication by our directors, officers and employees, who will not receive any additional compensation for such solicitation activities. Upon request, we will reimburse brokerage houses and other custodians, nominees and fiduciaries for forwarding proxy and solicitation materials to shareholders.

Q:	Where can I find the voting results of the annual meeting?

A:	We intend to announce preliminary voting results at the annual meeting and publish final results in our report on Form 6-K for the second quarter of 2012.

Q:	What is the deadline to propose actions for consideration at next year’s annual meeting of shareholders or to nominate individuals to serve as directors?

A:	You may submit proposals, including director nominations, for consideration at future shareholder meetings as indicated below.

Shareholder Proposals

For a shareholder proposal to be considered for inclusion in Teekay Tankers’ proxy statement for the annual meeting next year, the written proposal must be received by Teekay Tankers’ Corporate Secretary at the address set forth below no later than December 31, 2012. Such proposals also will need to comply with Teekay Tankers’ bylaws provisions regarding business to be brought before a shareholder meeting. Proposals should be sent by mail or facsimile addressed to:

Corporate Secretary

Teekay Tankers Ltd.

Suite 2000, Bentall 5

550 Burrard Street

Vancouver, BC V6C 2K2

Fax: (604) 609-6447

For a shareholder proposal that is not intended to be included in Teekay Tankers’ proxy statement as described above, the shareholder must deliver a proxy statement and form of proxy to holders of a sufficient number of shares of Teekay Tankers common stock to approve that proposal, provide the information required by Teekay Tankers’ bylaws and give timely notice to Teekay Tankers’ Corporate Secretary in accordance with the bylaws, which, in general, require that the notice be received by the Corporate Secretary not less than 90 days or more than 120 days prior to the anniversary date of the immediately preceding annual general meeting.

Nomination of Director Candidates

You may propose director candidates for consideration by the Board’s Nominating and Corporate Governance Committee. Any such recommendation should include the nominee’s name and qualifications for Board membership and should be directed to Teekay Tankers’ Corporate Secretary at the address set forth above. Please read “Corporate Governance Principles and Board Matters — Consideration of Director Nominees” below. In addition, Teekay Tankers’ bylaws permit shareholders to nominate directors for election at an annual shareholder meeting. To nominate a director, the shareholder must deliver a proxy statement and form of proxy to holders of a sufficient number of shares of Teekay common stock to elect such nominee and provide the information required by Teekay Tankers’ bylaws, as well as a statement by the nominee acknowledging that he or she consents to being nominated and will owe a fiduciary obligation to Teekay Tankers and its shareholders if elected. In addition, the shareholder must give timely notice to Teekay Tankers’ Corporate Secretary in accordance with the bylaws, which, in general, require that the notice be received by the Corporate Secretary within the time period described above under “Shareholder Proposals.”

Copy of Bylaws Provisions

You may contact Teekay Tankers’ Corporate Secretary at the address set forth above for a copy of the relevant bylaws provisions regarding the requirements for making shareholder proposals and nominating director candidates. Teekay Tankers’ bylaws are also available under “Corporate Governance” in the About Us section of Teekay Tankers’ website at www.teekaytankers.com.

Q:	How may I communicate with Teekay Tankers’ Board or the non-management directors on Teekay Tankers’ Board?

A:	You may submit any communication intended for Teekay Tankers’ Board or the non-management directors by directing the communication by mail or fax addressed to:

Teekay Tankers Ltd.

Suite No. 1778,

48 Par-la-Ville Road

Hamilton, HM 11 Bermuda

Attention: Chairman

Fax: (441) 292-3931

CORPORATE GOVERNANCE PRINCIPLES AND BOARD MATTERS

Teekay Tankers is committed to sound corporate governance principles. These principles contribute to Teekay Tankers’ business success and are essential to maintaining Teekay Tankers’ integrity in the marketplace. Teekay Tankers’ Corporate Governance Guidelines and Standards of Business Conduct are available under “Corporate Governance” in the About Us section of our website at www.teekaytankers.com. Although Teekay is a foreign private issuer, the Company has voluntarily chosen to comply in all material respects with the New York Stock Exchange (or NYSE) domestic corporate governance listing standards.

Board Independence

The Board has determined that each of our directors, other than C. Sean Day, our Chairman, Bjorn Moller, our previous Chief Executive Officer, and Peter Evensen, our previous Executive Vice President, has no material relationship with Teekay Tankers (either directly or as a partner, shareholder or officer of an organization that has a relationship with Teekay Tankers) and is independent within the meaning of Teekay Tankers’ director independence standards, which reflect the NYSE director independence standards, as currently in effect. Three of the current directors standing for re-election at the annual meeting are independent directors.

The Board has determined that each member of Teekay Tankers’ Audit Committee and Conflicts Committee has no material relationship with Teekay Tankers (either directly or as a partner, shareholder or officer of an organization that has a relationship with Teekay Tankers) and is independent within the meaning of Teekay Tankers’ director independence standards. In addition, the Board has determined that each member of the Audit Committee also satisfies Teekay Tankers’ Audit Committee member independence standards, which reflect applicable NYSE and SEC audit committee member independence standards.

Board Structure and Committee Composition

Teekay Tankers has chosen to separate the positions of Chairman of the Board and Chief Executive officer and to have those positions occupied by different individuals believing that the primary purpose of the Chairman of the Board and the Board is to protect shareholders’ interests by providing oversight of management and that such separation consequently promotes greater management accountability to shareholders.

As of the date of this proxy statement, the Board has six directors and the following three committees: (1) Audit, (2) Conflicts, and (3) Nominating and Corporate Governance. The function of each of the committees is described later in this section. Each of the committees operates under a written charter adopted by the Board. All of the committee charters are available under “Corporate Governance” in the About Us section of Teekay Tankers’ website at www.teekaytankers.com. During 2011, the Board held six meetings. Directors attended all meetings except for one meeting at which one director was absent. Directors attended all committee meetings except for one meeting at which one director was absent. The membership of each of the committees for 2011, and as of the date of this proxy statement, and the number of meetings of each committee held in 2011 are as follows:

Name of Director	Audit		Conflicts		Nominating and Corporate Governance
Independent Directors:
Richard T. du Moulin	X		X	*	X
Richard J.F. Bronks	X		X		X	*
William Lawes	X	*	X		X
Non-independent Directors:
C. Sean Day					X
Bjorn Moller
Peter Evensen
Number of Meetings in 2011	7		3		4

X = Committee member

* = Chair

Audit Committee

Teekay Tankers’ Audit Committee is composed entirely of directors who satisfy applicable NYSE and SEC audit committee independence standards. All members of the committee are financially literate and the Board has determined that William Lawes qualifies as an audit committee financial expert.

The Audit Committee assists the Board in fulfilling its responsibilities for general oversight of:

•	the integrity of Teekay Tankers’ financial statements;

•	Teekay Tankers’ compliance with legal and regulatory requirements;

•	the independent auditors’ qualifications and independence; and

•	the performance of Teekay Tankers’ internal audit function and independent auditors.

The report of the Audit Committee is included on page 22 of this proxy statement.

Specific duties of the Audit Committee include:

•	engagement of Teekay Tankers’ independent auditor;

•	evaluation of the independent auditor’s qualifications, performance and independence;

•

meeting with management and the independent auditor to review and discuss annual and quarterly financial statements, financial disclosure and, as applicable, the independent auditor’s report on internal controls over financial reporting;

•	periodic assessment of accounting practices and policies and risk and risk management, including the Company’s policy on use of derivatives and its compliance with the policy;

•	review of Teekay Tankers’ internal controls, internal audit function and corporate policies with respect to financial information;

•

periodic review with management, and if applicable, the independent auditor, of any material correspondence with, or other material action by, regulators or governmental agencies, any material legal affairs of the Company, pension governance, and Teekay Tankers’ compliance with applicable laws and listing standards;

•	oversight of the hiring of any employees or former employees of the independent auditor to ensure compliance with applicable regulations;

•	periodic review and monitoring of compliance with and the effectiveness of Teekay Tankers’ Standards of Business Conduct;

•	overseeing the establishment of procedures for handling complaints concerning financial, accounting, internal accounting controls and auditing matters;

•	reporting to the Board on significant matters arising from the Committee’s activities;

•	preparing an Audit Committee report for inclusion in the annual proxy statement;

•	annually reviewing the Audit Committee charter and the Committee’s performance; and

•	periodically reviewing risks that may have a significant impact on Teekay Tankers’ financial statements.

The Audit Committee works closely with Teekay Tankers’ management, internal auditors and independent auditors. The Audit Committee has the authority to obtain advice and assistance from, and receive appropriate funding from Teekay Tankers for outside legal, accounting and other advisors as the Audit Committee deems necessary to fulfill its duties. The Audit Committee meets at least quarterly, and holds such other meetings as are necessary or appropriate for the Committee to fulfill its responsibilities. Periodically, the Audit Committee meets separately with management, with internal audit personnel and with the independent auditors to discuss matters that the Committee or the other groups believe deserve Committee attention.

Conflicts Committee

Teekay Tankers’ Conflicts Committee is composed entirely of directors who satisfy the same heightened NYSE and SEC independence standards as apply to audit committee membership. The Conflicts Committee reviews matters that the Board refers to the committee for consideration and which constitute (a) matters the Board believes may involve conflicts of interest between (1) Teekay Tankers and (2) its controlling shareholder Teekay Corporation or its affiliates (other than Teekay Tankers) or (b) material related-party transactions, including transactions between Teekay Tankers and its officers or directors or their affiliates. The Board is not obligated to seek approval of the Conflicts Committee on any matter, and may determine the resolution of any conflict of interest itself. The Conflicts Committee has the authority to obtain advice and assistance from, and receive appropriate funding from Teekay Tankers for, outside advisers as the Conflicts Committee deems necessary to fulfill its duties.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee:

•	identifies individuals qualified to become Board members;

•	selects and recommends director and committee member candidates to the Board;

•

develops and recommends to the Board corporate governance principles and policies applicable to Teekay Tankers, monitors compliance with these principles and policies and recommends to the Board appropriate changes; and

•	oversees the evaluation of the Board and its committees.

Specific duties of the Nominating and Corporate Governance Committee include, among others: annually assessing the size and composition of the Board; periodically reviewing director qualification criteria; annually reviewing and, as appropriate, recommending directors for continued service; overseeing the Board’s committee structure; recommending Board committee assignments; monitoring compliance with Board and Board committee membership criteria; developing procedures for selecting the Chair of the Board; determining the method of communication between employees, shareholders and other interested parties and non-management directors; and annually evaluating the Nominating and Corporate Governance Committee’s performance and its charter. The Nominating and Corporate Governance Committee has the authority to obtain assistance from outside advisors in fulfilling its duties and to compensate these advisors. A member of the Nominating and Corporate Governance Committee receives communications directed to non-management directors.

Consideration of Director Nominees

Shareholder Nominees

The policy of the Nominating and Corporate Governance Committee is to consider properly submitted shareholder nominations for Board of Directors candidates as described below under “Identifying and Evaluating Nominees for Directors.” In evaluating these nominations, the Committee considers the balance of knowledge, experience and capability on the Board and the membership guidelines set forth below under “Director Qualifications.” Any shareholder nominations proposed for consideration by the Nominating and Corporate Governance Committee should include the nominee’s name and qualifications for Board membership and should be mailed, addressed to:

Corporate Secretary

Teekay Tankers Ltd.

Suite 2000, Bentall 5

550 Burrard Street

Vancouver, BC V6C 2K2

In addition, Teekay Tankers’ bylaws permit shareholders to nominate directors for consideration at an annual shareholders meeting. For a description of the process for nominating directors in accordance with Teekay Tankers’ bylaws, please read “Questions and Answers about the Proxy Materials and the Annual Meeting — What is the deadline to propose actions for consideration at next year’s annual meeting of shareholders or to nominate individuals to serve as directors?” on page 6 of this proxy statement.

Director Qualifications

Teekay Tankers’ Corporate Governance Guidelines include Board membership guidelines that the Nominating and Corporate Governance Committee should consider in reviewing and in recommending director nominees to the Board. Under these guidelines, members of the Board should have high standards of personal and professional ethics, integrity and values. Among other things, the Nominating and Corporate Governance Committee should consider: the nominee’s training, experience and ability in making and overseeing policy in business, government or education sectors; willingness and availability to carry out his or her duties effectively; and commitment to act in the best interests of Teekay Tankers and its stakeholders; and to assess objectively Board, committee and management performance. In evaluating director nominees, the Nominating and Corporate Governance Committee also assesses an individual’s qualifications, skills, experience, background and knowledge in light of the overall composition of the existing Board. Teekay Tankers’ Corporate Governance Guidelines, which include a more detailed discussion of desired director qualifications, are available under “Corporate Governance” in the About Us section of our website at www.teekaytankers.com.

Identifying and Evaluating Nominees for Directors

The Nominating and Corporate Governance Committee uses a variety of methods for identifying and evaluating director nominees for recommendation to the Board for approval. The Nominating and Corporate Governance Committee regularly assesses the appropriate size of the Board, and whether any vacancies on the Board are expected due to retirement or otherwise. In the event that vacancies are anticipated or otherwise arise, the Nominating and Corporate Governance Committee considers potential director candidates. Candidates may come to the attention of the Nominating and Corporate Governance Committee through current Board members, professional search firms, shareholders or others. These candidates are evaluated at regular or special meetings of the Nominating and Corporate Governance Committee, and may be considered at any time during the year. As described above, the Nominating and Corporate Governance Committee considers properly submitted shareholder nominations for candidates for the Board. Following verification of the shareholder status of persons proposing candidates, any recommendations are aggregated and considered by the Nominating and Corporate Governance Committee. If any materials are provided by a shareholder in connection with the nomination of a director candidate, these materials are forwarded to the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee also reviews materials provided by professional search firms or other parties in connection with a nominee who is not proposed by a shareholder. In evaluating these nominations, the Nominating and Corporate Governance Committee seeks to achieve a balance of knowledge, experience and capability on the Board.

Executive Sessions

Teekay Tankers’ non-management directors hold at least four executive sessions each year at which the non-management directors meet without management directors or other executives present. A non-management director will preside over each executive session of the non-management directors, although the same director is not required to preside over each session. Any non-management director may request that additional executive sessions of the non-management directors be held, and the presiding non-management director for the previous session will determine whether to call any such meeting.

Communications with the Board

Individuals may communicate with the Board by writing to Teekay Tankers’ Board by mail or fax addressed to:

Teekay Tankers Ltd.

Suite No. 1778

48 Par-la-Ville Road

Hamilton, HM 11 Bermuda

Fax: (441) 292-3931

Communications that are intended specifically for non-management directors should be addressed to the Nominating and Corporate Governance Committee and sent to the above address.

The Board’s Role in Risk Oversight

Semi-annually Teekay Corporation’s Vice President, Risk Management and Internal Audit, who reports directly to the Audit Committee by operation of the Management Agreement (Please read “Certain Relationships and Related Person Transactions—Management Agreement” below), presents to the entire Board for its discussion and review the Company’s top enterprise risks assessed in accordance with the risk management framework established by the Committee of Sponsoring Organizations, or COSO.

DIRECTOR COMPENSATION

The following table provides information on the Teekay Tankers’ compensation and reimbursement practices during 2011 for non-employee directors. Directors who are employees of Teekay Corporation and its subsidiaries do not receive any separate compensation for their Teekay Tankers’ Board activities.

NON-EMPLOYEE DIRECTOR COMPENSATION TABLE FOR 2011

Annual cash retainer	$50,000
Additional cash retainer for:
• Chair of the Board	$32,500
• Chair of the Audit Committee	$12,500
• Member of Audit Committee	$7,500
• Chair of Conflicts Committee	$12,500
• Member of Conflicts Committee	$7,500
• Chair of Nominating and Governance Committee	$5,000
Reimbursement for expenses attendant to Board membership	Yes
Additional retainer paid in Company securities (Non-Employee Directors)	$70,000
Additional retainer paid in Company securities (Chairman of the Board)	$82,500
Range of total compensation earned by directors (for the year)[1]	$20,833 to $165,000

[1]	One director became a non-employee director on July 31, 2011 and received a pro-rated annual cash retainer and no retainer paid in Company securities.

Each non-management director received compensation for attending meetings of the board of directors, as well as committee meetings. Non-management directors (excluding the Chairman of the Board of Directors) received an annual cash fee of $50,000 and an annual award of fully vested shares of Class A common stock with a value of approximately $70,000. The Chairman of the Board of Directors received an annual fee of $82,500 and an annual award of fully vested shares of Class A common stock with a value of approximately $82,500. In addition, members of the Audit Committee each received a committee fee of $7,500 per year, and the Chair of the Audit Committee received an additional fee of $5,000 for serving in that role. Members of the Conflicts Committee each received a committee fee of $7,500 per year, and the Chair of the Conflicts Committee received an additional fee of $5,000 for serving in that role. The Chair of the Nominating and Governance Committee received a fee of $5,000 for serving in that role. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the Board and committees. Each director is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

PROPOSALS TO BE VOTED ON

PROPOSAL NO. 1

ELECTION OF DIRECTORS

Teekay Tankers’ Board of Directors currently consists of six directors. At the 2012 annual meeting, six directors will be elected to serve for a one year term until the 2013 annual meeting and until their successors are elected. Votes may not be cast for a greater number of director nominees than six.

Information regarding the business experience of each nominee is provided below. There are no family relationships among Teekay Tankers’ executive officers and directors.

If you sign your proxy or voting instruction card but do not give instructions for the voting of directors, your shares will be voted “FOR” the six persons recommended by the Board. If you wish to give specific instructions for the voting of directors, you may do so by indicating your instructions on your proxy or voting instruction card.

The six persons receiving the highest number of “FOR” votes represented by shares of Teekay Tankers’ common stock, present in person or represented by proxy and entitled to be voted at the annual meeting will be elected.

The Board expects that all of the nominees will be available to serve as directors. If for any unforeseen reason any of the Board's nominees is not available as a candidate for director, the proxy holders, Bruce Chan, Vincent Lok and Arthur J. Bensler, will vote your proxy for such other candidate or candidates as may be nominated by the Board, unless the Board chooses to reduce the number of directors serving on the Board.

The Board recommends a vote FOR the election to the Board of each of the following nominees.

INFORMATION ABOUT THE DIRECTOR NOMINEES

C. Sean Day Director since 2007 Age 62	Mr. Day has served as Chairman of the Board of Teekay Tankers Ltd. since it was formed in October 2007. He also serves as Chairman of our Manager. Mr. Day has served as Chairman of the Board for Teekay Corporation since September 1999. He also serves as Chairman of Teekay GP L.L.C. (the general partner of Teekay LNG Partners L.P., a publicly held partnership controlled by Teekay Corporation) and Teekay Offshore GP L.L.C. (the general partner of Teekay Offshore Partners L.P., a publicly held partnership controlled by Teekay Corporation). From 1989 to 1999, Mr. Day was President and Chief Executive Officer of Navios Corporation, a large bulk shipping company based in Stamford, Connecticut. Prior to that, Mr. Day held a number of senior management positions in the shipping and finance industry. He is currently serving as a Director of Kirby Corporation, and as Chairman of Compass Diversified Holdings. Mr. Day is engaged as a consultant to Kattegat Limited, the parent company of Teekay Corporation’s largest shareholder, to oversee its investments, including that in the Teekay group of companies.

Bjorn Moller Director since 2007 Age 54	Mr. Moller served as Teekay Tankers’ Chief Executive Officer from October 2007 until March 2011. He continues to serve as a Director of Teekay Tankers Ltd. Mr. Moller also served as the President and Chief Executive Officer of Teekay Corporation from 1998 until March 2011, and continues to serve as a Director of Teekay Corporation. Also until March 2011, Mr. Moller served as Vice Chairman of Teekay GP L.L.C. and Vice Chairman of Teekay Offshore GP L.L.C. Mr. Moller has over 25 years of experience in the shipping industry, and has served as Chairman of the International Tanker Owners Pollution Federation since 2006. He has served in senior management positions with Teekay Corporation for more than 15 years, and led Teekay Corporation's overall operations beginning in January 1997, following his promotion to the position of Chief Operating Officer. Prior to that, Mr. Moller headed Teekay Corporation’s global chartering operations and business development activities.

Peter Evensen Director since 2007 Age 53	Mr. Evensen was appointed Executive Vice President and a Director of Teekay Tankers in October 2007. In March 2011 he resigned from the position of Executive Vice President of Teekay Tankers but remains a Director of the company. In April 2011, Mr. Evensen became President and Chief Executive Officer of Teekay Corporation and also became a member of its Board of Directors. He also serves as Chief Executive Officer, Chief Financial Officer and Director of Teekay GP L.L.C. and Teekay Offshore GP L.L.C. He joined Teekay Corporation in May 2003 as Senior Vice President, Treasurer and Chief Financial Officer. He was appointed Executive Vice President of Teekay Corporation in February 2004. Mr. Evensen has over 25 years of experience in banking and shipping finance. Prior to joining Teekay Corporation, Mr. Evensen was Managing Director and Head of Global Shipping at J.P. Morgan Securities Inc., and worked in other senior positions for its predecessor firms. His international industry experience includes positions in New York, London and Oslo.

Richard T. du Moulin Director since 2007 Age 65	Mr. du Moulin joined the Board of Directors of Teekay Tankers in December 2007. Mr. du Moulin is currently the President of Intrepid Shipping LLC, a position he has held since he founded Intrepid Shipping in 2002. From 1998 to 2002, Mr. du Moulin served as Chairman and Chief Executive Officer of Marine Transport Corporation. Mr. du Moulin is a member of the Board of Trustees and Chairman of the Seamens Church Institute of New York and New Jersey. Mr. du Moulin currently serves as a Director of Tidewater Inc. and is on the board of Globe Wireless LLC. Mr. du Moulin served as Chairman of Intertanko, the leading trade organization for the tanker industry, from 1996 to 1999.

Richard J.F. Bronks Director since 2008 Age 46	Mr. Bronks joined the Board of Directors of Teekay Tankers Ltd. in January 2008. Mr. Bronks retired from Goldman Sachs in 2007, where he held a number of positions during his career. From 2004 until March 2007, Mr. Bronks was responsible for building Goldman Sachs’ equity, bond and loan financing business in emerging markets, including Central and Eastern Europe, Russia, the Former Soviet Union, the Middle East, Turkey and Africa. From 1999 to 2004, Mr. Bronks served as a co-head of Goldman’s global commodity business, engaged in the trading of commodities and commodity derivatives, and the shipping and storage of physical commodities. From 1993 to 1999, Mr. Bronks served as a member of Goldman’s oil derivatives business in London and New York. Prior to joining Goldman Sachs, Mr. Bronks was employed by BP Oil International, in both its oil derivatives business and its crude oil trading business.

William Lawes Director since 2008 Age 68	Mr. Lawes joined the Board of Directors of Teekay Tankers Ltd. in January 2008. Mr. Lawes served as a Managing Director and a member of the Europe, Africa and Middle East Regional Senior Management Board of JPMorgan Chase and its predecessor banks based in London from 1987 until 2002. His functional responsibility was Chief Credit and Counterparty Risk Officer for the region. Prior to joining JPMorgan Chase, he was Global Head of Shipping Finance at Grindlays Bank. Mr. Lawes is qualified as a member of the Institute of Chartered Accountants of Scotland. Since March 2005, Mr. Lawes has served as a Director and Chairman of the Audit Committee of Diana Shipping Inc., a global provider of shipping transportation services. Prior to his retirement in 2010, Mr. Lawes was a trustee and Chairman of the Finance and Audit Committee of Care International – UK, a global humanitarian charity, for 12 years.

COMMON STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding beneficial ownership, as of April 9, 2012 (except as otherwise noted), of Teekay Tankers’ Class A common stock and Class B common stock by:

•	each person or entity known by Teekay Tankers to beneficially own more than 5% of the Class A or Class B common stock; and

•	all current Teekay Tankers directors and executive officers as a group.

The information provided in the table is based on information filed with the SEC and information provided to Teekay Tankers.

The number of shares beneficially owned by each person, entity, director or executive officer is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, a person or entity beneficially owns any shares as to which the person or entity has or shares voting or investment power. In addition, a person or entity beneficially owns any shares that the person or entity has the right to acquire as of June 8, 2012 (60 days after April 9, 2012) through the exercise of any stock option or other right. Unless otherwise indicated, each person or entity has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares set forth in the following table.

Beneficial Ownership Table

Name and Address of Beneficial Owner	Class A Common Stock Beneficially Owned	Percentage of Class A Common Stock Beneficially Owned	Class B Common Stock Beneficially Owned	Percentage of Class B Common Stock Beneficially Owned	Percentage of Total Class A and Class B Common Stock Beneficially Owned (1)
Teekay Corporation	3,612,244	5.4%	12,500,000	100.0%	20.4%
Suite No. 1778, 48 Par-la-Ville Road Hamilton, HM 11, Bermuda
All current directors and executive officers, as a group (8 persons)(2)	312,622	0.5%	Nil	Nil	0.4%

(1)	The voting power represented by shares beneficially owned by Teekay Corporation is 2.8% for Class A common stock, 48.4% for Class B common stock and 51.2% for total Class A and Class B common stock. This is based on a total of approximately 66,626,744 outstanding shares of our Class A common stock and 12,500,000 shares of our Class B common stock as of April 9, 2012.
(2)	Excludes shares of Class A and Class B common stock beneficially owned by Teekay Corporation, on the board of directors of which serve Teekay Tankers’ directors, C. Sean Day, Bjorn Moller and Peter Evensen. In addition, Mr. Moller was Teekay Corporation’s President and Chief Executive Officer until March 31, 2011. Peter Evensen, one of Teekay Tankers’ directors, is Teekay Corporation’s President and Chief Executive Officer, and Vincent Lok, our Chief Financial Officer, is also the Executive Vice President and Chief Financial Officer of Teekay Corporation. Please read “Certain Relationships and Related Party Transactions — Teekay Tankers Executive Officers and Certain of its Directors” for more detail.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Teekay Tankers has relationships or is a party to transactions with Teekay Corporation and certain of its subsidiaries. These relationships and transactions are described below.

Teekay Corporation’s Ownership Interest and Voting Control; Renunciation of Business Opportunities in Favor of Teekay Corporation

Teekay Corporation owns, directly or indirectly, 12,500,000 shares of Teekay Tankers’ Class B common stock and 3,612,244 shares of Teekay Tankers’ Class A common stock, representing a 20.4% ownership interest in Teekay Tankers and 51.2% of the aggregate voting power of Teekay Tankers’ outstanding shares of common stock. Please read “Common Stock Ownership of Certain Beneficial Owners and Management.”

Teekay Tankers Class B common stock has five votes per share, subject to a 49% aggregate Class B common stock voting power maximum, while Teekay Tankers Class A common stock has one vote per share. Except as otherwise provided by the Marshall Islands Business Corporations Act, holders of shares of Class A common stock and Class B common stock vote together as a single class on all matters submitted to a vote of shareholders, including the election of directors. Teekay Corporation currently controls all of Teekay Tankers’ outstanding Class B common stock and additional shares of Class A common stock. Because of Teekay Tankers’ dual-class structure, Teekay Corporation may continue to control all matters submitted to Teekay Tankers’ shareholders for approval even if it and its affiliates come to own significantly less that 50% of the shares of Teekay Tankers’ outstanding common stock.

Teekay Tankers’ articles of incorporation renounce in favor of Teekay Corporation business opportunities that may be attractive to both Teekay Corporation and Teekay Tankers. This provision effectively limits the fiduciary duties Teekay Tankers or its shareholders otherwise may be owed regarding these business opportunities by the Teekay Tankers directors and officers, who also serve as directors or officers of Teekay Corporation or its other affiliates. If Teekay Corporation or its affiliates no longer beneficially own shares representing at least 20% of the total voting power of Teekay Tankers outstanding capital stock and no person who is an officer or director of Teekay Tankers is also an officer or director of Teekay Corporation or its other affiliates, then this business opportunity provision of Teekay Tankers’ articles of incorporation will terminate.

Teekay Tankers’ Executive Officers and Certain of its Directors

C. Sean Day, the Chairman of Teekay Tankers’ Board, is also the Chairman of Teekay Corporation, Teekay Offshore GP L.L.C. (the general partner of Teekay Offshore Partners L.P., a publicly held partnership controlled by Teekay Corporation), Teekay GP L.L.C. (the general partner of Teekay LNG Partners L.P., a publicly held partnership controlled by Teekay Corporation) and Teekay Tankers Management Services Ltd. (the Manager), a subsidiary of Teekay Corporation that provides to Teekay Tankers substantially all services necessary to support Teekay Tankers’ business. Please read “—Management Agreement” below.

Bjorn Moller, one of Teekay Tankers’ directors, is also a director of Teekay Corporation. Until March 2011, he was also the Chief Executive Officer of Teekay Tankers, the Chief Executive Officer and a director of the Manager, the Chief Executive Officer of Teekay Corporation and a director of each of Teekay Offshore GP L.L.C. and Teekay GP L.L.C.

Vincent Lok, Teekay Tankers’ Chief Financial Officer, is also the Chief Financial Officer of the Manager and the Executive Vice President and Chief Financial Officer of Teekay Corporation.

Peter Evensen, one of Teekay Tankers’ directors, has been the Chief Executive Officer and a director of Teekay Corporation since April 2011 and is the Chief Executive Officer and Chief Financial Officer and a director of each of Teekay Offshore GP L.L.C. and Teekay GP L.L.C. He is also a director of the Manager.

Management Agreement

In connection with Teekay Tankers’ initial public offering, it entered into a long-term management agreement (the Management Agreement) with the Manager. Pursuant to the Management Agreement, the Manager provides commercial, technical, administrative and strategic services to Teekay Tankers.

For more information regarding these and other relationships and related transactions, please read “Item 7. Major Shareholders and Certain Relationships and Related Party Transactions” of our annual report on Form 20-F filed with the SEC on April 13, 2012.

EXECUTIVE OFFICERS

The following table provides information about the executive officers of Teekay Tankers.

Name	Age	Position
Chan, Bruce	39	Chief Executive Officer
Lok, Vincent	44	Chief Financial Officer

Bruce Chan	Mr. Chan became Chief Executive Officer of Teekay Tankers on April 1, 2011. Mr. Chan joined Teekay Corporation in 1995 and was appointed the role of President, Teekay Tanker Services (TTS) in April 2008. As Chief Executive Officer of Teekay Tankers and President of TTS, Mr. Chan leads a global network of commercial offices in Asia, Europe and North America, with the responsibility of marketing Teekay’s fleet of conventional tankers. Prior to his most recent appointments, Mr. Chan was already a member of Teekay Corporation’s Senior Leadership Team, serving as Executive Vice President of Corporate Resources, responsible for Human Resources, Corporate Communications & Marketing, Corporate Services, and Information Technology. Since joining the company in 1995, he has held senior roles in Teekay Corporation’s Finance and Strategic Development groups, including managing several of the company’s strategic acquisitions. He has also previously served as Director, Strategic Development in TTS. Prior to joining Teekay, he was a Chartered Accountant with Ernst & Young. Mr. Chan also holds a MBA and is a Chartered Financial Analyst.

Vincent Lok	Mr. Lok has served as Chief Financial Officer of Teekay Tankers since October 2007. Mr. Lok has served as Teekay Corporation’s Executive Vice President and Chief Financial Officer since July 2007. He has held a number of finance and accounting positions with Teekay Corporation, including Controller from 1997 until his promotions to the positions of Vice President, Finance in March 2002 and Senior Vice President and Treasurer in February 2004. He was subsequently appointed Senior Vice President and Chief Financial Officer in November 2006. Mr. Lok also serves as the Chief Financial Officer of our Manager. Prior to joining Teekay Corporation, Mr. Lok worked as a Chartered Accountant with Deloitte & Touche LLP. Mr. Lok is also a Chartered Financial Analyst.

Executive Compensation

Because Teekay Tankers’ executive officers are employees of Teekay Corporation, their compensation is set and paid by Teekay Corporation, and Teekay Tankers reimburses Teekay Corporation for time spent by its executive officers on its management matters. For 2011, Teekay Tankers reimbursed Teekay Corporation $1.7 million for time spent by Teekay Tankers’ executive officers on management matters, as payment for strategic services under the Management Agreement. For more information about executive compensation paid by Teekay Corporation, please read Teekay Corporation’s 2012 Proxy Statement, which is scheduled to be filed with the SEC on or about April 25, 2012. Teekay Tankers’ Annual Report on Form 20-F for the year ended December 31, 2011, as filed with the SEC on April 13, 2012, is hereby incorporated by reference.

PRINCIPAL AUDITOR FEES AND SERVICES

Fees Incurred by Teekay Tankers for Ernst & Young LLP and KPMG LLP Services

Our principal accountant for 2010 was Ernst & Young, LLP. Our principal accountant for 2011 was KPMG LLP. The following table shows the fees Teekay Tankers paid or accrued for audit and other services provided by Ernst & Young LLP for 2010 and KPMG LLP for 2011.

Fees	2010	2011
Audit Fees(1)	$535,000	$477,000
Audit-Related Fees(2)	354,000	163,000

Total(3)	$889,000	$640,000

(1)	Audit fees represent fees for professional services provided in connection with the audit of our consolidated financial statements, review of our quarterly consolidated financial statements, as well as other professional services in connection with the review of our regulatory filings. Included in audit fees were approximately $117,000 and $189,000 with respect to our equity offerings in 2011 and 2010, respectively. Also included in 2011 audit fees were approximately $153,000 related to additional fees for the 2010 audit, and included in 2010 audit fees were approximately $40,000 related to additional fees for the 2009 audit.
(2)	Audit-related fees related to the dropdown transactions for vessel acquisitions from Teekay Corporation and the related carve-out audits in 2010.
(3)	Total audit and audit-related fees incurred with respect to KPMG LLP were approximately $182,000 and nil for 2011 and 2010, respectively. Total audit and audit-related fees incurred with respect to Ernst & Young LLP were approximately $458,000 and $889,000 for 2011 and 2010, respectively.

As a result of a competitive request for proposal process undertaken by the Audit Committee, the Audit Committee determined to dismiss Ernst & Young LLP as the Company’s principal accountant. The decision to change the Company’s principal accountant was made by the Audit Committee on June 1, 2011. For more information, please read our current report on Form 6-K filed with the SEC on June 6, 2011.

The Audit Committee has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and any associated fees. Engagements for proposed services either may be separately pre-approved by the Audit Committee or entered into pursuant to detailed pre-approval policies and procedures established by the Audit Committee, as long as the Audit Committee is informed on a timely basis of any engagement entered into on that basis.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The Audit Committee assists the Board in fulfilling its responsibilities for oversight of:

•	the integrity of Teekay Tankers’ financial statements;

•	Teekay Tankers’ compliance with legal and regulatory requirements;

•	the independent auditors’ qualifications and independence; and

•	the performance of Teekay Tankers’ internal audit function and independent auditors.

The Audit Committee manages Teekay Tankers’ relationship with its internal auditors and its independent auditors, who both report directly to the Audit Committee. The Audit Committee has the authority to obtain advice and assistance from outside legal, accounting or other advisors as the Audit Committee deems necessary to carry out its duties and to receive appropriate funding, as determined by the Audit Committee, from Teekay Tankers for such advice and assistance.

Teekay Tankers’ management has primary responsibility for preparing Teekay Tankers’ consolidated financial statements and Teekay Tankers’ financial reporting process. Teekay Tankers’ independent auditors, KPMG LLP, are responsible for expressing an opinion on the conformity of Teekay Tankers’ audited consolidated financial statements with accounting principles generally accepted in the United States.

In this context, the Audit Committee reports as follows:

1.	The Audit Committee has reviewed and discussed the audited consolidated financial statements for 2011 with Teekay Tankers’ management.

2.	The Audit Committee has discussed with the independent auditors the matters required to be discussed by Statement of Auditing Standards No. 61, as amended or modified.

3.	The Audit Committee has received the letter and written disclosures from the independent auditors required by Public Company Accounting Oversight Board, and has discussed the matter of independence with the independent auditors.

4.	Based on the review and discussions referred to in paragraphs (1) through (3) above, the Audit Committee has recommended to the Board, and the Board has approved, that Teekay Tankers’ audited consolidated financial statements be included in Teekay Tankers’ Annual Report on Form 20-F for 2011, for filing with the SEC.

The undersigned members of the Audit Committee have submitted this Report to the Board.

William Lawes, Chair

Richard J.F. Bronks

Richard T. du Moulin